George Baxter
(617) 951 7748
(617) 235 7399
george.baxter@ropesgray.com

March 20, 2017

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:        GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On February 7, 2017, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC,” or the “Commission”) provided oral comments to Thomas R. Hiller and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 191 (“Amendment 191”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 237 (“Amendment 237”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 191/237”) relating to The Climate Change Fund (the “Fund”), a new series of the Trust.

Certain comments regarding Amendment 191/237 were addressed to the Staff Reviewer’s satisfaction during our conversation on February 7, 2017. As noted below, certain additional disclosure information not filed with Amendment No. 191/237 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement and that additional information is included in the responses below. Responses to all remaining comments are set forth below.

Securities and Exchange Commission	- 2 -	March 20, 2017

Prospectus

General

1.	Please provide all numerical data relating to the Fund’s fees and expenses and expense examples that was not included in Amendment 191/237.

Response:    The requested numerical data relating to the Fund’s fees and expenses and expense example is set forth below.

Fees and expenses

The table below describes the fees and expenses that you may bear for each class of shares if you buy and hold shares of the Fund.

Annual Fund operating expenses

(expenses that you bear each year as a percentage of the value of your investment)

	Class III	Class IV	Class V	Class VI
Management fee	0.60%[1]	0.60%[1]	0.60%[1]	0.60%[1]
Shareholder service fee	0.15%[1]	0.10%[1]	0.085%[1]	0.055%[1]
Other expenses	0.08%[2]	0.08%[2]	0.08%[2]	0.08%[2]
Total annual operating expenses	0.83%[2]	0.78%[2]	0.77%[2]	0.74%[2]
Expense reimbursement/waiver	(0.15)%[1,2]	(0.15)%[1,2]	(0.15)%[1,2]	(0.15)%[1,2]
Total annual operating expenses after expense reimbursement/waiver	0.68%[2]	0.63%[2]	0.62%[2]	0.59%[2]

[1]	Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to reimburse the Fund for the portion of its “Specified Operating Expenses” (as defined below) that exceeds 0.10% of the Fund’s average daily net assets. “Specified Operating Expenses” means only the following expenses: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of GMO, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses. GMO is permitted to recover from the Fund “Specified Operating Expenses” it has borne (whether through reduction of its fees or otherwise) in later periods to the extent that the Fund’s “Specified Operating Expenses” fall below the annualized rate of 0.10% per year or such lower expense limit in effect at the time GMO seeks to recover the expenses. The Fund, however, is not obligated to pay any such amount more than three years after GMO deferred a fee or reimbursed an expense. Any such recovery will not cause the Fund to exceed the annual limitation rate set forth above or such lower cap as may be in effect at the time of recovery. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. The reimbursement and waiver arrangements described above will remain in effect through June 30, 2018, and may not be terminated prior to such date without the action or consent of the Fund’s Board of Trustees. GMO has also contractually agreed to temporarily reduce its annual management fee by 0.15% through June 30, 2018. GMO does not expect the temporary 0.15% reduction of its management fee to continue beyond June 30, 2018.
[2]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such

Securities and Exchange Commission	- 3 -	March 20, 2017

periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class III	$69	$250
Class IV	$64	$234
Class V	$63	$231
Class VI	$60	$221

2.	With respect to the fee waiver and reimbursement shown in the Fund’s “Annual Fund operating expenses” table, please confirm that all contractual arrangements to waive/reimburse such fees will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response:   The Registrant confirms that all contractual arrangements to waive/reimburse such fees for the Fund will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing. The Registrant further confirms that it has amended its disclosure such that all footnotes describing all applicable fee waivers/reimbursements state that the contractual arrangement will continue for at least one year from the date of the Prospectus.

3.	With respect to the fee waiver and reimbursement shown in the Fund’s “Annual Fund operating expenses” table, please confirm supplementally whether GMO is able to recoup fees waived pursuant to the contractual fee waiver arrangements disclosed in the footnotes to the table and, if so, please add relevant information to the footnotes regarding such recoupment.

Response:   The requested change has been made. The Registrant confirms that GMO is able to recoup fees waived pursuant to the contractual fee waiver arrangements disclosed in the Fund’s “Annual Fund operating expenses” tables and has amended its disclosure accordingly, as requested, to add relevant information to the footnotes regarding such recoupment.

4.	Please confirm that, if “acquired fund fees and expenses” for the Fund (including any such expenses associated with the Fund’s investments in exchange-traded funds) are estimated to be more than 0.01% of the fund’s average daily net assets, that such “acquired fund fees and expenses” will be included in the Fund’s Annual Fund Operating Expenses table.

Response:   The Registrant confirms that, if “acquired fund fees and expenses” for the Fund (including any such expenses associated with the Fund’s investments in exchange-traded funds) are estimated to be more than 0.01% of the fund’s average daily net assets, that such “acquired fund fees and expenses” will be included in the Fund’s Annual Fund Operating Expenses table.

Securities and Exchange Commission	- 4 -	March 20, 2017

5.	Please disclose, if applicable, that the Fund may pay redemption proceeds in kind, rather than in cash.

Response:   The Registrant notes that disclosure on page 28, in the section entitled “How to Redeem Shares,” states that redemption proceeds may be paid wholly or partly in securities.

Principal Investment Strategies

6.	Please adopt an 80% test pursuant to Rule 35d-1 under the 1940 Act with respect to the term “climate change” in the Fund’s name and revise disclosure accordingly. Additionally, please explain supplementally why the list of industries classified by GMO as being “climate change-related industries” for purposes of the Fund’s concentration policy are appropriate to so classify, and why including such a broad group of industries in a concentration policy doesn’t amount to “freedom of action” to concentrate, or, alternatively, please revise the Fund’s concentration policy in light of this comment.

Response:   Although the Fund does not believe that the use of “climate change” in the Fund’s name triggers the application of Rule 35d-1 under the 1940 Act, the Fund has adopted an 80% test consistent with Rule 35d-1 under the 1940 Act with respect to the term “climate change” and has revised disclosure accordingly. Additionally, the Fund has revised its industry concentration policy in order to address the Staff’s comment. The Fund’s 80% test and revised industry concentration policy are each set forth below:

The Fund has a fundamental policy to concentrate its investments in climate change-related industries and, under normal market conditions, the Fund invests at least 80% of its assets in companies involved in such industries. The Fund considers “climate change-related industries” to include clean energy, batteries and storage, electric grid, energy efficiency, recycling and pollution control, agriculture, water and businesses that service such industries.

The Registrant believes the Fund’s revised concentration policy, as set forth above, is consistent with Section 8(b)(1)(e) and the rules and other SEC guidance thereunder.1 Neither the 1940 Act nor Form N-1A specify how to define an “industry” or “group of industries” for purposes of a fund’s concentration policy under Section 8(b)(1)(e), but the SEC has taken the position that a registrant may select its own industry classifications so long as such classifications are reasonable and not overly broad.2

1 Section 8(b)(1)(e) requires an investment company to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries.

2 Former Guide 19 to Form N-1A provides that “[i]f the [Fund] intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate.” Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”). Although these guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A, the SEC has subsequently cited with approval Guide 19’s instruction that registrants may set their own reasonable industry classifications, provided they are not overly broad. See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

Securities and Exchange Commission	- 5 -	March 20, 2017

The Fund believes that “climate change-related industries” (as defined above) satisfies this standard. While the term “climate change-related industries” does not have a single established meaning, the Fund has provided a clear definition of the term, and has limited the industries included in this group to those it believes have a strong and recognizable association with climate change.

7.	We note that disclosure in the first paragraph of the “Principal Investment Strategies” section of the Fund Summary includes a list of industries in which the Fund expects to invest in connection with its investments in “climate change-related companies,” as that term is defined in the Prospectus. Please explain supplementally why Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), the Fund’s investment adviser, believes it is appropriate to include power equipment and construction, insurance, telecommunications and timber and aquaculture in this list.

Response:   The Registrant has revised the Fund’s “Principal Investment Strategies” disclosure to remove the referenced industries.

8.	In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity (1) the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. If the Fund expects that its use of derivatives will create economic leverage, please include disclosure to that effect in the “Principal investment strategies” section of the Fund’s Fund Summary. Alternatively, please explain why the current disclosure is sufficient.

Response:   The Registrant believes that disclosure in the Prospectus and Statement of Additional Information sufficiently describes the types of derivatives in which the Fund may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used, in accordance with the ICI Letter. For example, the Registrant notes that the following disclosure is included in the “Principal investment strategies” section of the Fund Summary:

As an alternative to investing directly in equities, the Fund may invest in exchange-traded and over-the-counter (OTC) derivatives and exchange-traded funds (ETFs). The Fund also may invest in derivatives and ETFs in an attempt to obtain or adjust elements of its long or short investment exposure, and as a substitute for securities lending. Derivatives used may include futures, options, and swap contracts. In addition, the Fund may lend its portfolio securities.

The Registrant notes further that the Fund’s use of derivatives is not expected under normal circumstances to create significant economic leverage for the Fund as a whole. However, because

Securities and Exchange Commission	- 6 -	March 20, 2017

leverage is inherent in certain derivatives investments, the Registrant notes that the Fund includes Leveraging Risk (which states that the use of reverse repurchase agreements and other derivatives creates leverage) alongside Derivatives Risk as a principal risk of the Fund.

9.	Please consider revising the definition of the term “emerging markets” to provide more specificity regarding the markets that the Fund considers to be included within that definition, and also consider including such revised definition in the Fund’s Item 4 disclosure.

Response:   The Registrant notes that the Fund intends to focus its investments in securities of companies involved in climate change-related industries, wherever such companies may be located throughout the world, and as such, the Fund is permitted, but not required, to invest in securities of issuers tied to or located in countries with emerging markets. While the Fund may invest in securities of issuers located in or tied economically to emerging markets, such investments are not the Fund’s focus and the Fund’s investable universe is much broader. This is in contrast to several other series of the Registrant, which are offered via a separate prospectus, which focus their investments primarily in securities of issuers tied economically to emerging markets. Such other series have 80% tests under Rule 35d-1 under the 1940 Act pertaining to the term “emerging markets” and define that term. Because the Fund does not have an 80% test with respect to this term and focuses its investments in companies located throughout the world, including in both developed and non-developed countries, which the Fund identifies largely through stock-specific research, the Registrant respectfully submits that its current definition of the term “emerging markets” is appropriate with respect to the Fund’s principal investment strategies, helpful to investors, and consistent with Form N-1A. Additionally, the Registrant believes that it has included the definition in an appropriate location, as it helps maintain the conciseness and clarity of the Fund’s Item 4 disclosure.

10.	Please include a more detailed version of the Fund’s Item 4 “Principal Investment Strategies” disclosure in the Trust’s response to Item 9 of Form N-1A, consistent with Item 9(b)(1).

Response:   The Registrant believes that its current Item 4 “principal investment strategies” disclosure includes all significant information about the Fund’s principal investment strategies, including how it defines climate change-related industries, how it selects securities for investment, how it utilizes derivatives, and its concentration policy, among other things, that would be material to an investment decision. Consistent with General Instruction C.3(a) of Form N-1A and in order to avoid undesirable repetition of disclosure, the Registrant does not repeat relevant Item 4 disclosure in response to Item 9(b)(1), but rather includes additional explanatory information in its Item 9(b)(1) disclosure, which the Registrant believes adds helpful explanatory context to its Item 4 disclosure. Specifically, information given in response to Item 9(b)(1) includes a discussion of the non-fundamental nature of the Fund’s investment objective; several definitions of terms used in Item 4 and elsewhere in the Prospectus; a discussion of the impact of frequent Fund portfolio transactions and turnover; information about the Fund’s benchmark index; and a discussion about the Fund’s potential use of temporary defensives positions, among other things.

Securities and Exchange Commission	- 7 -	March 20, 2017

The Registrant notes that the Staff issued an Investment Management Guidance Update in June 2014 (the “Guidance”) in which the Staff observed, with respect to Items 4 and 9, that “unnecessary duplication of information increases the length of the prospectus” and that “when a fund substantially duplicates its disclosure, the [S]taff will remind the fund that information need not be duplicated.”3 In the Guidance, the Staff also noted that a fund’s Item 4 “principal investment strategies” disclosure should contain “key information that is important to an investment decision, with more detailed information presented elsewhere.”4 The Registrant believes that its current Item 4 disclosure includes all such key information and is presented in a concise, clear manner such that repeating this disclosure in response to Item 9(b)(1) would be “unnecessarily duplicative.”

Principal Risks

11.	Please consider whether the risks of investing in emerging countries or markets should be described in a standalone principal risk of the Fund.

Response:   The Registrant notes that, as described in its response to Comment 9, investing in emerging countries or markets is not the Fund’s focus and that the Fund invests in companies involved in climate change-related industries wherever such companies may be located throughout the world. The Registrant notes further that the risks of investments in securities of issuers located in or tied economically to emerging markets are described in both the Item 4 and Item 9 discussions of Non-U.S. Investment Risk, which the Fund believes is helpful to investors and consistent with Form N-1A.

*         *         *         *         *         *

Very truly yours,

/s/ George Baxter

George Baxter

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP

3 See ppg. 2-3 of IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014 (discussing Staff’s observations after reviewing many funds’ item 4 and item 9 disclosures).

4 See id.